Exhibit 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings

The following table presents the computation of basic and diluted earnings per share for the three months ended March 31, 2016 and 2015:

	Three Months Ended March 31,
amounts in thousands, except share and per share amounts	2016	2015
Net income	$22,932	$25,929

Basic weighted average shares	14,492,214	14,327,606
Effect of common stock equivalents:
Assumed exercise of stock options and vesting of stock grants	399,432	310,231
Diluted weighted average shares	14,891,646	14,637,837

Net income per common share:
Basic	$1.58	$1.81
Diluted	$1.54	$1.77